UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

CORELOGIC, INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE
(Title and Class of Securities)

21871D103
(CUSIP number)

Highfields Capital Management LP
Attention: Joseph F. Mazzella
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, MA 02116
(617) 850-7500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER
--0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER
--0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER
--0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER
--0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 773,762
	8	SHARED VOTING POWER
--0--
	9	SOLE DISPOSITIVE POWER 773,762
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,732,029
	8	SHARED VOTING POWER
--0--
	9	SOLE DISPOSITIVE POWER 1,732,029
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,029
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,643,928
	8	SHARED VOTING POWER
--0--
	9	SOLE DISPOSITIVE POWER 5,643,928
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,643,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends the Statement on Schedule 13D filed on January 17, 2008, as amended by Amendment No. 1 to Schedule 13D filed on April 14, 2008, as further amended by Amendment No. 2 to Schedule 13D filed on January 11, 2010, as further amended by Amendment No. 3 to Schedule 13D filed on September 9, 2010, as further amended by Amendment No. 4 to Schedule 13D filed on January 10, 2011, as further amended by Amendment No. 5 to Schedule 13 D filed on August 30, 2011 and as further amended by Amendment No. 6 to Schedule 13 D (“Amendment No. 6”) filed on March 5, 2012, by the Reporting Persons (as so amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.00001 per share, of CoreLogic, Inc., a Delaware corporation (“Corelogic” or the “Issuer”). This Amendment No. 7 is being filed to supplement the Items 4, 6 and 7. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 is hereby supplemented by adding the following text to the information previously set forth in Amendment No. 6 to this Schedule 13D.

     On May 1, 2012, Highfields Capital I LP delivered various materials to the Issuer’s Corporate Secretary, Stergios Theologides, notifying that the Reporting Persons intend to nominate Barry Baker, Glenn Christenson and Farhad Nanji for election to the board of directors of the Issuer at the 2012 annual meeting of stockholders. In addition, on behalf of the Reporting Persons on May 1, 2012, a letter was sent to the Issuer’s Chairman of the Board, in part, setting forth the biographies of the proposed nominees, a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY HIGHFIELDS CAPITAL I LP, HIGHFIELDS CAPITAL II LP, HIGHFIELDS CAPITAL III L.P., HIGHFIELDS CAPITAL MANAGEMENT LP, HIGHFIELDS ASSOCIATES LLC, HIGHFIELDS GP LLC, JONATHON S. JACOBSON, BARRY BAKER, GLENN CHRISTENSON, FARHAD NANJI AND CERTAIN OF THEIR AFFILIATES FROM THE STOCKHOLDERS OF CORELOGIC, INC. FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF CORELOGIC, INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

     The Funds have signed letter agreements, pursuant to which each Fund has agreed to indemnify each of Messrs. Christenson, Nanji and Baker against claims arising from solicitation of proxies from the Issuer’s stockholders in connection with the annual meeting and any related transactions. A form of the letter agreements is attached hereto as Exhibit C and incorporated by reference.

     Each of the Funds holds a portion of its assets, which may include the Issuer’s securities, in prime brokerage accounts at various institutions, which accounts provide the Funds with access to margin or other financing. The customer and related agreements governing such accounts generally provide the broker counterparty with security, collateral or similar rights of possession, sale or offset with respect to such account assets in the event of a customer default. Such agreements generally also provide the counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer. To the extent the Issuer’s securities owned by the Funds are held from time to time in such prime broker accounts they may be subject to such counterparty rights.

     Each of the Funds has entered into cash-settled swap transactions with counterparties, the terms of which are designed to produce economic benefits and risks that correspond substantially to those of owning shares of common stock of the Issuer but do not give the Fund any direct or indirect voting, investment or dispositive rights or powers over any shares of common stock of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer (each, a “Swap Transaction” and collectively, the “Swap Transactions”). The Swap Transactions provide that during their term the Funds will receive from the counterparties one or more cash payments equal to the positive market price performance, if any, of the referenced number of shares of common stock of the Issuer as well as any dividends that would be received by a holder of such shares (253,777 shares in the case of Highfields Capital I LP, 1,147,744 shares in the case of Highfields Capital II LP and 2,164,017 shares in the case of Highfields Capital III L.P.), and that the Funds will make one or more cash payments to the counterparties equal to the negative market price performance of such shares, if any, plus specified financing costs. Each Fund disclaims any beneficial ownership of any shares of common stock of the Issuer that may be referenced in such Swap Transactions and any shares of common stock of the Issuer or other securities or financial instruments that may be held or transacted in from time to time by any counterparty to such Swap Transactions.

     The Swap Transactions described above do not, and will not at any time, give the Reporting Persons voting or investment power over any Issuer securities referenced therein. Accordingly, the Reporting Persons disclaim beneficial ownership in any Issuer securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7. Material to be Filed as Exhibits.

     The information set forth in Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit A	Joint Filing Agreement

Exhibit B	Letter to CoreLogic dated May 1, 2012

Exhibit C	Form of Indemnification Letter Agreement

SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

May 1, 2012
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

* by power of attorney

HIGHFIELDS CAPITAL I LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

EXHIBIT A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date hereof.

May 1, 2012
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title
* by power of attorney

HIGHFIELDS CAPITAL I LP

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

EXHIBIT B

LETTER TO CORELOGIC

May 1, 2012
Mr. D. Van Skilling
Chairman of the Board
Corelogic Inc.
4 First American Way
Santa Ana, CA 92707-5913

Dear Van:

As you know, we’ve provided Spencer Stuart with several names of highly experienced and qualified business leaders who would be exceptional CoreLogic directors. Our understanding is that Spencer Stuart is in contact with these and other potential candidates but that the process will continue for some weeks to come.

It is our hope that the availability of numerous high quality candidates leads you to make the meaningful Board changes that are necessary to achieve the company's full potential. However, without assurance that this will be the case, and given today’s deadline for shareholder nominations, we have submitted documents to the Company’s corporate secretary to preserve our rights and formally nominate three individuals for election to CoreLogic’s Board of Directors.

For your convenience, biographical information about the three nominees--Barry Baker, Glenn Christenson and Farhad Nanji-- is attached to this letter. These individuals, as well as the other persons we suggested to Spencer Stuart, all have the requisite independence, knowledge and judgment necessary to help the Company identify and execute on its opportunities.

Our preference is that these nominations, and a contested election of directors, prove unnecessary and that the Board takes the initiative and does more than simply add two directors to the current Board make-up. Such a step would benefit the Company, its shareholders and its employees.

Sincerely,
/s/ Joseph F. Mazzella

Joseph F. Mazzella
Managing Director and General Counsel

cc: Board of Directors

Barry Baker, 59, is currently a Managing Director and a Member of the Investment Committee of BV Investment Partners, a private equity firm with significant investments in business and information services. Mr. Baker joined BV Investment Partners in 2000 and devotes substantial time to developing and instituting sales and operational changes in its portfolio companies, which include Camp Systems, Production Resource Group and Vue Entertainment. BV Investment Partners and its predecessor entity, Boston Ventures, where Mr. Baker has served as a Managing Director, have owned companies including Marshall and Swift, a provider of building cost valuation data and estimating tools for the appraisal, insurance, construction and home inspection industries, Survey Sampling Index, Petro Skills and Butterfield Fulcrum Group.

Previously, Mr. Baker was President and Chief Operating Officer of USA Networks, Inc., in charge of all operations and served as a member of its Executive Committee and Board of Directors. In such position, he was responsible for business units that included broadcast and cable television, on-line shopping and other information and distribution operations including Hotels.com, Ticketmaster and CitySearch.

In 1989, Mr. Baker founded River City Broadcasting, L.P. and served as its Chief Executive Officer through 1996. River City Broadcasting was founded by Mr. Baker with a reported initial capital of several million dollars and was acquired by Sinclair Broadcast Group, Inc. in 1996 for in excess of $1 billion. Mr. Baker then headed Sinclair’s operations until 1999.

Mr. Baker attended Syracuse University and serves on the Newhouse School of Public Communications Board. He serves on the Intermountain Health Board of Trustees.

We believe that his more than 36 years of industry and operating experience, and his deep knowledge of information service and distribution businesses well qualifies him to serve on the Board.

Glenn Christenson, 62, has been Managing Director of Velstand Investments, LLC since 2007. Mr. Christenson currently serves on the board of NV Energy, Inc. Previously he served as a member of the board of directors of the Company’s predecessor, the First American Corporation, from 2008 and to 2011, pursuant to that certain agreement by and among the First American Corporation, the Record Holder and certain of its affiliates, dated April 10, 2008, and served as a member of the board of directors of Tropicana Entertainment Inc. in 2010.

Mr. Christenson served as Executive Vice President and Chief Financial Officer of Station Casinos, Inc. from 1989 to 2007. Prior to joining Station Casinos Inc., he was with the international accounting firm of Deloitte Haskins & Sells (now Deloitte & Touche LLP), also for 17 years, where he was a partner and served as a partner-in-charge of audit services for the Nevada Practice and National Audit Partner for the firm’s hospitality industry practice.

Mr. Christenson received his undergraduate degree from Wittenberg University and an MBA from The Ohio State University.

We believe that his experience both as an executive officer and a director of private and publicly traded companies, as well as his knowledge and experience in financial reporting matters, well qualifies him to serve on the Board. His pre-existing knowledge of the Company only adds to his qualifications and makes him able to immediately contribute as a Board member.

Farhad Nanji, 33, is a Managing Director of Highfields Capital Management LP and manages investments in mortgage backed and other asset backed securities, distressed securities, restructurings, structured credit and global financial services. Prior to joining HCM in 2006, Mr. Nanji was an associate with HighVista Strategies LLC. Before that, he served as an engagement manager in the financial institutions group at McKinsey & Company. Mr. Nanji is currently a Trustee of the Boston Arts academy and is a member of the Board of Unlocking Potential, a Boston based school turnaround organization. He also serves on the Board of Directors of the Private National Mortgage Acceptance Company (PNMAC) ), a leading specialty finance company that manages distressed mortgage assets and originates and services conforming and non-conforming residential mortgages.

Mr. Nanji received an M.B.A. from the Harvard Business School in 2006 and a bachelor's degree with first class joint honors in economics and finance from McGill University.

EXHIBIT C

FORM OF INDEMNIFICATION LETTER AGREEMENT

     AGREEMENT, dated as of May 1, 2012, between Highfields Capital I LP, Highfields Capital II LP and Highfields Capital III, L.P. (collectively, the “Indemnitors”) and [______________] (the “Indemnitee”).

     WHEREAS, the Indemnitors have asked the Indemnitee to be named and serve as a nominee of one or more of the Indemnitors for election to the Board of Directors (the “Board”) of CoreLogic, Inc. (the “Company”) in connection with the proxy solicitation that the Indemnitors are undertaking to nominate and elect directors at the 2012 annual meeting of stockholders of the Company or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations postponement thereof (the “Annual Meeting”); and

     WHEREAS, the Indemnitors and/or their representatives and affiliates may, in appropriate circumstances, solicit proxies from the stockholders of the Company in support of the Indemnitee’s election as a director of the Company at the Annual Meeting (the “Solicitation”).

     NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of the Indemnitors that the Indemnitee is relying on this Agreement in connection with being a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby hereto agree as follows:

     1.     Certain Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

     “Claim” means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal investigative or other), whether instituted by the Company or any other party, or any inquiry or investigation that the Indemnitee in good faith believes might lead to the institution of any such action, suit or proceeding.

     “Expenses” means all reasonable attorneys’ fees and all other reasonable fees, costs, expenses and obligations paid or incurred in connection with the Solicitation or related matters, including without limitation, investigating, defending or participating (as a party, witness or otherwise) in (including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event including the costs and expenses of the Indemnitee seeking enforcement of this Agreement.

     “Indemnifiable Event” means any event or occurrence relating to or directly or indirectly arising out of, or any action taken or omitted to be taken in connection with the Solicitation or related matters, but not in the Indemnitee’s capacity as a director of the Company if he is so elected.

     “Loss” means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses).

     2.     Indemnification.

               (a) In the event the Indemnitee in his capacity as a nominee for election to the Board at the Annual Meeting was, is or becomes a party to or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, the Indemnitors, jointly and severally (subject to the last sentence of this Section 2(a)), to the fullest extent permitted by applicable law, shall indemnify and hold harmless the Indemnitee from and against any and all Losses suffered, incurred or sustained by the Indemnitee or to which the Indemnitee becomes subject, resulting from, arising out of or relating to such Claim; provided, however, that the Indemnitee shall not be entitled to indemnification pursuant to this Agreement for Claims arising from the Indemnitee’s gross negligence, willful misconduct, intentional material violations of law, criminal actions, material breach of the terms of this Agreement, or for which payment is prohibited by applicable law; provided further, that the indemnification and other obligations hereunder shall terminate upon the Indemnitee becoming a director of the Company. The parties agree that in the first instance, the forgoing indemnification obligation of the Indemnitors will be pro rata based on each Indemnitor’s respective direct ownership of shares of common stock of the Company; provided, that if one or more of the Indemnitors fails to so indemnify, the other Indemnitors will satisfy such indemnification obligation on a joint and several basis and have the right to reimbursement from any such defaulting Indemnitor.

               (b) In the case of the commencement of any action against the Indemnitee in respect of which he may seek indemnification from the Indemnitors hereunder, the Indemnitors may, by written notice to the Indemnitee, elect to assume the defense thereof (with counsel reasonably satisfactory to the Indemnitee), including, without limitation, the negotiation and approval of any settlement of such action. After notice from the Indemnitors to the Indemnitee of the Indemnitors’ election so to assume the defense thereof, the Indemnitors will not be liable to the Indemnitee under this Agreement for any Expenses subsequently incurred by the Indemnitee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If, in any action for which indemnity may be sought hereunder, the Indemnitors shall not have timely assumed the defense thereof with counsel reasonably satisfactory to the Indemnitee, or the Indemnitee shall have been advised by his counsel that it would constitute a conflict of interest for the same counsel to represent both him and the Indemnitors or both him and any other Indemnitee in such action, or if the Indemnitee may have separate or additional defenses with regard to such action, the Indemnitee shall have the right to employ his own counsel reasonably satisfactory to the Indemnitors in such action, in which event the Indemnitors shall reimburse the Indemnitee for all reasonable legal fees and expenses incurred by him in connection with the defense thereof. The Indemnitors shall in no event be liable for any settlement of any action effected without each of their prior written consent (which consent shall not be unreasonably withheld). The Indemnitors shall not settle any Claim in any manner that would impose any expense, penalty, obligation or liability on the Indemnitee, or would contain language (other than a recitation of any amounts to be paid in settlement) that could reasonably be viewed as an acknowledgment of wrongdoing on the part of the Indemnitee or as materially detrimental to the reputation of the Indemnitee, without the Indemnitee’s prior written consent (which consent shall not be unreasonably withheld).

               (c) The Indemnitee’s right to indemnification pursuant to Section 2 of this Agreement shall include the right of the Indemnitee to be advanced by the Indemnitors any Expenses incurred in connection with any Indemnifiable Event as soon as practicable after such Expenses are incurred by the Indemnitee and in any event within 30 days after the receipt by the Indemnitors of a statement or statements from the Indemnitee documenting such Expenses in reasonable detail and requesting such advances from time to time; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to the Indemnitors by the Indemnitee if it shall ultimately be determined in a final judgment that the Indemnitee is not entitled to be indemnified for such Expenses.

               (d) The Indemnitee shall give the Indemnitors written notice of any Claim (accompanied by supporting documentation in reasonable detail) as soon as practicable after the Indemnitee becomes aware thereof; provided, however, that the failure of the Indemnitee to give such notice shall not relieve the Indemnitors of their indemnification obligations under this Agreement, except to the extent that such failure materially prejudices the rights of the Indemnitors.

     3.     Partial Indemnity, Etc. If the Indemnitee is entitled under any provision of this Agreement to indemnification by the Indemnitors for some or a portion of any Loss, but not for all of the total amount thereof, the Indemnitors shall nevertheless indemnify the Indemnitee for the portion thereof to which the Indemnitee is entitled. Moreover, notwithstanding any other provision of this Agreement, to the extent that the Indemnitee has been successful on the merits or otherwise in defense of any or all Claims relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, including dismissal without prejudice, the Indemnitee shall be indemnified against all Expenses incurred in connection therewith pursuant to the terms of this Agreement.

     4.     Amendments, Etc. No supplement, modification or amendment of this Agreement shall be binding with respect to any party unless executed in writing by such party. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

     5.     Subrogation. In the event of payment under this Agreement, the Indemnitors shall be subrogated to the extent of such payment to all of the rights of recovery of the applicable Indemnitee, and that Indemnitee shall, at the Indemnitors’ expense, execute all papers reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents reasonably necessary to enable the Indemnitors effectively to bring suit to enforce such rights.

     6.     No Duplication of Payments. The Indemnitors shall not be liable under this Agreement to make any payment in connection with a Claim made against the Indemnitee to the extent the Indemnitee otherwise is entitled to receive payment (under any insurance policy, certificate of incorporation, by-law or otherwise) of the amounts otherwise indemnifiable hereunder. Notwithstanding anything to the contrary, if the Indemnitors have made payments to the Indemnitee pursuant to the indemnification and expense reimbursement provisions hereof and the Indemnitee subsequently is reimbursed by a third party therefore, the Indemnitee shall remit such subsequent reimbursement to the Indemnitors.

     7.     Confidentiality.

               (a) The Indemnitee hereby agrees to keep confidential and not disclose to any party, without the consent of the Indemnitors, any confidential, proprietary or non-public information (collectively, “Information”) of the Indemnitors, their respective affiliates or members of its Schedule 13D group which the Indemnitee has heretofore obtained or may obtain in connection with the Indemnitee’s service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Indemnitors, their respective affiliates or members of its Schedule 13D group or any information that the Indemnitee can demonstrate is now, or hereafter becomes, through no act or failure to act on the Indemnitee’s part, otherwise generally known to the public.

               (b) Notwithstanding anything in Section 7(a) to the contrary, if the Indemnitee is required by applicable law, rule, regulation or legal process to disclose any Information, the Indemnitee may do so provided that the Indemnitee first promptly notifies the Indemnitors so that the Indemnitors may seek a protective order or other appropriate remedy or, in the Indemnitors’ sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Indemnitors do not waive compliance with the terms of this Agreement, the Indemnitee may furnish only that portion of the Information which the Indemnitee is advised by counsel is legally required to be so disclosed and the Indemnitee will request that the parties receiving such Information maintain it as confidential.

               (c) All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by the Indemnitee containing such Information, shall be and remain the property of the Indemnitors and, upon the request of a representative of the Indemnitors, all such information shall be returned or, at the Indemnitors’ option, destroyed by the Indemnitee, with such destruction confirmed by the Indemnitee to the Indemnitors in writing.

     8.     Expenses. The Indemnitors agree to reimburse the Indemnitee for the reasonable and documented fees and expenses of counsel to the Indemnitee incurred in connection with the review of this Agreement or otherwise in connection with the Indemnitee’s being a nomine.

     9.     Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Delaware, without regard to its principles of conflict of laws, and by the applicable laws of the United States.

     10.    Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but which together shall constitute one agreement.

     11.    Notices. All notices, demands, and other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered by hand, against receipt, or mailed, postage prepaid, certified or registered mail, return receipt requested, and addressed to the Indemnitors at:

c/o Highfields Capital Management LP
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, Massachusetts 02116

Attention: Joseph Mazzella, Managing Director and General Counsel

and to the Indemnitee at the address set forth below the Indemnitee's signature.

     Notice of change of address shall be effective only when done in accordance with this Section 11. All notices complying with this Section 11 shall be deemed to have been received on the date of delivery or on the third business day after mailing.

     12.     Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

INDEMNITORS:

Highfields Capital I LP
By:	Highfields Capital Management LP, its Investment
Manager

By:
Name: Joseph F. Mazzella
Title: Managing Director and General Counsel of
Highfields Capital Management LP, Investment
Manager of Highfields Capital I LP

Highfields Capital II LP
By:	Highfields Capital Management LP, its Investment
Manager

By:
Name: Joseph F. Mazzella
Title: Managing Director and General Counsel of
Highfields Capital Management LP, Investment
Manager of Highfields Capital II LP

Highfields Capital III L.P.
By:	Highfields Capital Management LP, its Investment
Manager

By:
Name: Joseph F. Mazzella
Title: Managing Director and General Counsel of
Highfields Capital Management LP, Investment
Manager of Highfields Capital III L.P.

INDEMNITEE:

Name:
Address: